Exhibit 99.1

Origin Agritech believes one of its principal tools to motivate and retain valued company employees is through equity awards under the 2005 Performance Equity Plan (“Plan”). These awards, however, only have a true effect when there is the prospect of profit from them.  Therefore, when the awards are out of the money for substantial periods, and the employee perceives that the opportunity to profit is distant, the awards have little incentive value.

Origin Agritech commenced a review of its outstanding equity awards and their incentive value during the last few months.  The review was prompted by impact on the public market for the Origin Agritech common shares caused by the substantial loss in the world stock markets in 2008 and 2009, the state of the world economy and the Chinese markets for the company products.

Origin Agritech, under the direction of the compensation committee of the Board of Directors, has undertaken to adjust outstanding awards under the Plan that no longer offer the kind of incentive opportunity originally sought for valued employees.  The restructuring includes a repricing element and substitution element, both of which are being done in such a manner so as not to effect a further accounting expense to the Company.  The compensation committee has approved both repricing of outstanding option grants for reduced awards or the substitution of restricted stock for outstanding grants.   Origin Agritech understands that if the value of the repriced option or substituted security is equal to or less than the prior valuation of the award, then there would be no additional expense to the company.  The specific award modifications are subject to agreement of the affected employees and will depend on the market value on the dates of modification. Any shares of stock that are removed from outstanding awards will be returned to the Plan for future grants in accordance with the terms of the Plan and compensation committee approval.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically-integrated agricultural technology company specializing in agri-biotech research, development and production to supply the growing populations of China.  Origin develops, grows, processes, and markets crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers.  The Company currently operates facilities in 30 of 32 provinces in China.  Since Origin launched its first entirely internally developed seed in 2003, the Company has developed 26 proprietary corn seed products, 19 proprietary rice seed products,  5 proprietary cotton seed products and 4 proprietary canola seed products that are in commercial production and distribution as of December 2008.  For further information, please log on www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on March 23, 2009. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Contact:
Irving Kau
Vice President, Finance
Origin Agritech Limited
Tel: 949.726.8101 or 011.86.136.8108.024
Email: Irving.kau@originseed.com.cn